

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2010

Eric Anderson
President and Sole Director
LyonHeart Capital, Inc.
1500 Cliff Branch Drive
Henderson, NV 89123

> **Re: LyonHeart Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 25, 2010**
> **File No. 333-169032**

Dear Mr. Anderson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 25, 2010
General

1.   Noting that your fiscal year ends on May 31, revise your amended filing to update the financial statements as required by Article 3-12 of Regulation S-X.

Cover Page

2.   Revise the cover page to disclose that all of the new shares will be sold first, before any sale of the selling shareholder shares.

3.   Revise to clarify what "fbo" means.

4.   Revise the second paragraph to disclose the insured depository that will be used for the escrowed funds and shares. In this regard, we note page 15 states the Bank of the West as location of the escrow account, however, Exhibit 99a (Escrow Agreement) states in Section 1 that an account will be maintained at Synovus Bank.

5.   Revise the fourth paragraph to remove the parenthetical "(plus interest)" or revise to explain how interest may be earned in a non-interest bearing account.

The Company
Business Overview, page 5

6.   With regard to the fourth paragraph and the lock-up arrangement described therein, please advise the staff how Mr. Andersen can sell his shares if they are locked-up until a successful merger.

Rights and Protections Under Rule 419, page 5

7.   Please revise your registration statement to indicate here what the other 10% of the net proceeds of this offering will be used for. In this regard, revise to explain how the estimated offering costs of $18,000 will be paid when the company has insufficient funds and cannot access the 10% until the minimum is met.

The Offering, page 6

8.   Please confirm to us and revise your registration statement as appropriate to indicate that ClearTrust LLC satisfies the requirements of Rule 419(b)(1). In addition, the Escrow Agreement filed as an exhibit does not contain any reference to compensation of ClearTrust LLC. Revise to disclose such arrangements and file any compensation agreement as an exhibit.

Risk Factors, page 8

9.   Revise your Risk Factors to avoid making statements that there "can be no assurance" or the Company cannot guarantee" that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance or guarantee.

Summary Financial Information, page 7

10.   We note that the Statement of Operations and Balance Sheet data presented on pages 7 and 8 differ in certain respects from the corresponding audited financial statements on pages F-3 and F-4. Please revise as necessary.

<u>Potential Conflict of Interest, page 8</u>

11.   Revise your registration statement in order to provide more detail regarding the current and likely future employment opportunities that Mr. Anderson has that may be a potential conflicts of interest between you and Mr. Anderson.

<u>Selling Shareholders, page 14</u>

12.   Please revise this section to indicate Mr. Anderson's positions with LyonHeart Capital. Refer to Item 507 of Regulation S-K.

<u>Plan of Distribution, page 14</u>

13.   We note your disclosure that the offering is being made on a "self-underwritten basis." As such please clarify to us and in your registration statement what role Underhill Securities Corp. will have in the offering.

<u>Exhibits</u>

14.   Please file your Subscription Agreement as Exhibit 10(a) as indicated on page 15 and as required by Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eric Anderson
LyonHeart Capital, Inc.
September 16, 2010
Page 4

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Benjamin Phippen at (202) 551-3697 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

      Sincerely,

      Michael Clampitt
      Senior Attorney

cc: *by facsimile only*
      Harold Geweter, Esq.
      (702) 382-1759